HURLBERT PLC

December 4, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Harden Technologies Inc.
Amended Registration Statement on Form F-1, Filed December 1, 2023
File No. 333-269755

Ladies and Gentlemen:

This letter is in response to the letter dated November 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Company is filing an amended Registration Statement on Form F-1 to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other income, net, page 62

1. Disclose in detail within MD&A and your financial statement footnotes the facts and circumstances that resulted in the recognition of $627,750 of Other Income “due to part of a 2022 tax refund that was received in the first half of fiscal year 2023” and advise us. Explain to us why receiving a refund resulted in the recognition of income. Tell us why a receivable was not recorded in your year-end financial statements. Also, tell us why it was not reported within the Provision (benefit) for income taxes line-item and where you have disclosed it in your interim and year-end financial statement footnotes.

Response:

The Company respectfully advises the Staff that the tax refund by the local government was an incentive provided by the local government to stimulate the local economy and technology innovation. The tax refund was not related to the Company’s income tax, but value added tax and other surtaxes. It was in substance as a subsidy with unspecified purpose and no requirement of future performance by the Company.

Given that there are no defined rules and regulations to govern the timing and the amount of tax refund and the grant of tax refund is determined at the discretion of the relevant government authorities, the Company only recognized the tax refund when the Company received the approvals and payments of tax refund from the relevant government authorities during the first half of 2023. In addition, since the tax refund was not related to income taxes, the Company recognized it as other income, instead of income tax benefit.

The Company has amended the related disclosures on pages 61, 62, 65, F-12, F-39 and F-40 of the Amended Draft Registration Statement in response thereto.

General

2. We note your response to prior comment 3; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 13, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As nonexclusive examples, on page 28, you no longer address the fact that that laws, regulations, or policies in the PRC could change rapidly or that the Chinese government may intervene in or influence your operations at any time. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment, and, pursuant to our telephone conversation with the Staff on this issue, the Company has amended applicable sections on the cover page and in the Summary and Risk Factor sections such that, with the exception of a single sentence using Hong Kong as an example, the current disclosure matches the disclosure the Company used in its July 13, 2023 filing with the Commission. The Company believes the removal of the sentence regarding Hong kong does not diminish the risk factor in a material way.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg
Manager